Exhibit 1

Media Relations Chito Maniago +632 849 3600 chito.maniago@cemex.com	Investor Relations Pierre Co +632 849 3600 pierre.co@cemex.com

CEMEX HOLDINGS PHILIPPINES REPORTS

SECOND QUARTER 2017 RESULTS

•	Cement volumes improved sequentially, increasing 6% versus the first quarter of 2017.

•	Domestic cement volumes declined 3% in the second quarter of 2017 against same period last year.

•	Financial expenses reduced by 34% in the first half of 2017 against same period last year as a result of refinancing U.S. dollar denominated loan with local debt.

•	Net income for the first half of 2017 declined 46% against same period last year, from PHP 896 Million to PHP 486 Million.

MANILA, PHILIPPINES. JULY 27, 2017 – CEMEX HOLDINGS PHILIPPINES, INC. (“CHP”) (PSE: CHP), announced today that the company’s net income in the first half of 2017 declined by 46% versus the same period last year, from PHP 896 Million to PHP 486 Million.

The decrease in net income for the first half was mainly the result of lower prices and volumes and higher operating expenses. Prices declined in response to heightened competitive conditions and continuing presence of imports in the markets. Additionally, a longer-than-expected shutdown of its APO Cement Plant in Cebu during the second quarter temporarily affected cement output.

On a sequential basis, compared against the first quarter of the year, cement volumes in the second quarter increased by 6%.

Financial expenses for the first half of 2017 declined by 34% versus the same period last year as a result of the refinancing of CHP’s U.S. dollar denominated loan with local debt. With the conversion and denomination to local currency, other financial expenses for the first half of the year (mostly foreign exchange losses) also declined 57% for the first half of the year versus the same period last year.

Ignacio Mijares, who was recently elected as President & CEO of CHP, said, “I am confident that the company’s resilience and proven operational excellence, demonstrated throughout the years, will allow us to strengthen our current position. Together with the Philippine government’s positive outlook for construction activity, we remain optimistic for the second half of 2017.”

CHP is one of the leading cement producers in the Philippines, based on annual installed capacity. CHP produces and markets cement and cement products, such as ready-mix concrete and clinker, in the Philippines through direct sales using its extensive marine and land distribution network. Moreover, CHP’s cement manufacturing subsidiaries have been operating in the Philippines with well-established brands, such as “APO,” “Island,” and “Rizal,” each of which has a multi-decade history in the country.

CHP is an indirect subsidiary of CEMEX, S.A.B. de C.V., one of the largest cement companies in the world based on annual installed cement production capacity. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange and the New York Stock Exchange.

For more information on CHP, please visit website: www.cemexholdingsphilippines.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CHP to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CHP does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CHP assumes no obligation to update or correct the information contained in this press release.

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